Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

January 9, 2014

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Katherine Wray, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Taomee Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 17, 2013

File No. 001-35190

Dear Mr. Krikorian,

This letter sets forth the responses of Taomee Holdings Limited (the “Company”) to the comments contained in the letter dated December 17, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”).  The Staff’s comments are repeated below and each comment is followed by the response thereto.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2012 20-F.

Item 4. Information on the Company

A. History and Development of the Company, page 38

1.                                      You disclose on page 40 that in December 2012, you incorporated Shanghai Xinsheng Information Technology Co., Ltd., a PRC company wholly owned by your indirect wholly-owned subsidiary Shanghai Shengran.  This disclosure, and the organizational structure chart on page 65, indicate that Shanghai Xinsheng is also your indirect wholly- owned subsidiary, but the list of subsidiaries filed as Exhibit 8.1 to your Form 20-F suggests that you do not beneficially own Shanghai Xinsheng.  We note also disclosure on page F-12 stating that Shanghai Xinsheng was incorporated on October 31, 2012, instead of in December 2012, as stated on page 40.  Please advise regarding these apparent inconsistencies.

The Company respectfully advises the Staff that Shanghai Xinsheng is a PRC company incorporated on October 31, 2012, and is wholly owned by Shanghai Shengran, therefore it is an indirect wholly-owned subsidiary of the Company.  In response to the Staff’s comment, the Company proposes to correct any inconsistency with the above on page 40 (as shown below) and list Shanghai Xinsheng as “Beneficially Owned Subsidiaries” under Exhibit 8.1 in its future 20-F filings

“In ~~December~~ October 2012, we incorporated Shanghai Xinsheng Information Technology Co., Ltd., a PRC company wholly owned by Shanghai Shengran which focuses on software development.”

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 90

2.                                      Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC.  In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

In response to the Staff’s comment, the Company will in its future filings disclose, by respective denominations, the amount of cash held inside the PRC and subject to restrictions and cash held outside the PRC.  With respect to entities within China, which are comprised of VIEs and non-VIE entities, the Company will disclose the amount of cash held by VIEs separately from the amount held by non-VIE entities.  In addition, the Company will also cross-reference to the risk factor discussion of limitations on foreign exchange and transferring cash.

The Company’s proposed revised disclosure on page 90 under “Liquidity and Capital Resources” in its future 20-F filings is in substantially the same form as set forth below, using the amounts and information as of December 31, 2011 and 2012 for illustrative purposes (added text is underlined):

“Our cash and cash equivalents as of December 31, 2011 and 2012 are listed in the table below:

									US$ (in
	Held in US$ (in thousands)				Held in RMB (in thousands)				thousands)
						Cash located inside
	Cash	Cash located inside the PRC (1)			Cash	the PRC(1)
	located	Held			located
	outside the PRC	by non- VIEs	Held by VIEs	Total	outside the PRC	Held by non- VIEs	Held by VIEs	Total	Total translated to US$
December 31, 2012	19,541	103	—	19,644	198,699	323,809	97,214	619,722	118,571
December 31, 2011	22,465	103	—	22,568	227,071	284,430	108,213	619,714	120,679

(1)                                 Subject to currency conversion control

Cash and cash equivalent located in the PRC, which are held by our VIEs and non-VIE entities, can be transferred to our subsidiaries outside China through dividend payments, subject to PRC government’s control of currency conversion. Such transfer will incur cost in the form of PRC withholding tax.  See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We principally rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.’, ‘— Restrictions on currency exchange may limit our ability to receive and use our revenues effectively’, and ‘— Governmental control of currency conversion may affect the value of your investment.’ ”

3.                                      To the extent there are significant cash balance held outside of the PRC, disclose the following pursuant to FRC 501.13.b and FRC 501.13.d: 1) If true, that the cash and cash equivalents primarily originated from the company’s initial public offering; and 2) How this cash has historically been used and any changes, as compared to disclosures in previous filings, in how this cash is expected to be used.

The Company respectfully advises the Staff that as of December 31, 2012, the Company had US$118.6 million in cash and cash equivalents, among which US$51.5 million were held outside the PRC.  The cash and cash equivalents held outside the PRC primarily originated from the Company’s initial public offering (the “IPO”).

The Company respectfully advises the Staff that it has not changed its overall strategy of using the IPO proceeds to expand its business operations and fund its working capital and for general corporate purposes in the manners as described in the registration statement on Form F-1 in connection with its IPO (the “From F-1”).  In doing so, as of December 31, 2012, the Company used 1) US$0.6 million of the IPO proceeds to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; 2) US$6.2 million of the IPO proceeds to acquire 8.02% equity interest in Gamespedia in the second half of 2012, which is a Cayman company and operates its mini game portal website through its wholly owned subsidiaries and VIEs in China; and 3) US$3.3 million of the IPO proceeds to pay increased legal, accounting and other operational expenses and costs it incurred as a public company.

In addition, the Company respectfully advises the Staff that, as of December 31, 2012, the Company used 1) US$6.4 million of the IPO proceeds to pay a cash dividend declared in November 2010 to its shareholders in July 2011 and August 2011 and 2) US$2.2 million of the IPO proceeds to repurchase from the open market during the period from December 2011 to December 2012 a total of 585,552 ADSs under the Company’s share repurchase program approved by the Board in November 2011 and extended in September 2012.  Such uses of the IPO proceeds fell within the broad management authority contemplated in the “Use of Proceeds” section of the Form F-1 that the Company’s management would have “significant flexibility and discretion” in applying the IPO proceeds in a manner “differently than as described” in the Form F-1.

Since the Company’s IPO, both the Company’s PRC subsidiaries and the VIEs have made many investments the Company intended to make with the IPO proceeds.  As the PRC subsidiaries and the VIEs have both generated healthy level of cash flows from their rapidly expanding business operations, these investments were made as soon as the need arose and without the Company transferring its IPO proceeds into China.  However, it has remained the Company’s intention to use the IPO proceeds primarily for the purposes described in the “Use of Proceeds” section of the Form F-1 in accordance with its business plans (which may be adjusted from time to time) and on an as-needed basis.  The Company plans to continuously monitor the cash needs of its PRC subsidiaries and transfer IPO proceeds to the PRC subsidiaries by making contributions to the PRC subsidiaries’ registered capital as needed.  Should the Company determine to use the IPO proceeds in a manner that is significantly different from those disclosed in the “Use of Proceeds” section of the Form F-1, or foresee any other material trends in using the IPO proceeds, the Company will make corresponding disclosures in its future Form 20-F filings in accordance with FRC 501.13.b and FRC 501.13.d.

The Company’s proposed revised disclosures on page 90 and 91 under “Liquidity and Capital Resources” in its future 20-F filings are in substantially the same form as set forth below, using the amounts and information as of December 31, 2010, 2011 and 2012 for illustrative purpose (added text is underlined and deleted text shown by strikethrough):

“To date, we have financed our operations primarily through cash from operations and proceeds from our initial public offering.  We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2010, 2011 and 2012. As of December 31, 2011 and 2012, we had US$120.7 million and US$118.6 million in cash and cash equivalents, respectively, among which US$58.3 million and US$51.5 million were held outside the PRC, respectively.  As of December 31, 2012, our cash and cash equivalents held outside the PRC primarily originated from our initial public offering, and such proceeds were used as follows: 1) US$0.6 million of the proceeds were used to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; 2) US$6.2 million of the proceeds were used to acquire 8.02% equity interest in Gamespedia in the second half of 2012; 3) US$3.3 million of the proceeds were used to pay increased legal, accounting and other operational expenses and costs we incurred as a public company; 4) US$6.4 million of the proceeds were used to pay a cash dividend declared in November 2010 to our shareholders in July 2011 and August 2011; and 5) US$2.2 million of the proceeds to repurchase from the open market during the period from December 2011 to December 2012 a total of 585,552 ADSs under our share repurchase program approved by the Board in November 2011 and extended in September 2012.  We will continue to use the proceeds from our initial public offering primarily for the purposes described in the “Use of Proceeds” section of our Form F-1 in accordance with our business plans and on an as-needed basis.

The decrease of the cash and cash equivalents from 2011 to 2012 was primarily due to the cash used in making certain equity investments in 2012 and to a lesser extent the cash used in financing activities, which were offset by the cash provided by operating activities.  The decrease in cash provided by operating activities from 2011 to 2012 was primarily attributable to the decrease in revenues of our online business, partially offset by the increases in our offline business revenues.

In November 2010, we declared a cash dividend of US$10.0 million ~~to be paid out of our current cash reserves~~ to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011 by using our cash reserves, and paid the rest in July 2011 and August ~~the second half of~~ 2011 by using the proceeds from our initial public offering.  We did not declare any dividend in 2012.”

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

4.                                      Please tell us and clarify your disclosures to describe how the service fees are determined under your Exclusive Technical and Marketing Services Agreement, and what percentage of the VIEs’ total net income was paid to you for each year presented.

The Company respectfully advises the Staff that the service fees paid by the VIEs to Shanghai Shengran is determined in accordance with the Exclusive Technical and Marketing Services Agreement (subsequently superseded by Commercial Cooperation Agreement, together as the “Agreement”), which grants Shanghai Shengran the beneficial right to profits generated from the operations of the VIE after retaining a reasonable percentage for the VIEs to fund the working capital needs. The profits referenced in the Agreement represents the amount generated from the VIE operations based on the proceeds collected from online revenues generated in connection with the agreed scope of service provided by Shanghai Shengran to the VIEs, and reduced by agreed operating expenses. The online revenue utilized in the calculation is based on cash collected for the period.  The rates applied the profits to determine the amount payable to Shanghai Shengran under the Agreement are primarily based on the results of a transfer pricing benchmark study conducted by the Company in order to establish the applicable service fee under the Agreement and were 93.0%, 94.0% and 94.0%, for the years 2010, 2011 and 2012, respectively.

For the years ended December 31, 2010, 2011 and 2012, the service fees payable to Shanghai Shengran were RMB264 million (US$38.9 million), RMB207 million (US$32.2 million) and RMB102 million (US$16.2 million), respectively.  For the years ended December 31, 2010, 2011 and 2012, the service fees actually paid by the VIEs to Shanghai Shengran were RMB105 million (US$15.5 million), RMB330 million (US$51.2 million) and RMB134 million (US$21.3 million), which accounted for 50%, 153% and 102% of the VIE’s total U.S. GAAP net income, respectively.  As noted above, the service fees payable are determined based on profit as defined in the Agreement, which is not a U.S. GAAP based measure.

Further, in response to the Staff’s comment, the Company will expand its current disclosure on page F-12 to indicate the amount of fees paid, together with the accrued service fee.  Please see the proposed disclosure in the response to Comment 5.

5.                                      We note that you disclose on page F-12 total assets and liabilities.  Please expand your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees.  In addition, disclose how your involvement with the VIEs affects your cash flows.  We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company proposes to enhance its disclosure in future filings in the form as shown below by expanding the current disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, and inserting the disclosure on the VIE’s cash flows to the extent of the Company’s involvement.  As the balances of the VIEs’ assets and liabilities are presented after eliminating all intercompany transactions and balances, the Company will disclose the intercompany payable to the WOFE for accrued service fees separately in addition to the total assets and liabilities:

Summary financial information of the Group’s VIEs included in the accompanying consolidated financial statements (after eliminating all intercompany transactions and balances, except for cash flow information which was before eliminating intercompany transactions and balances) is as follows:

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	17,174,168	15,466,456
Accounts receivable	1,422,534	2,012,824
Inventory	—	41,316
Due from related party	—	707,968
Prepayments and other current assets	263,833	427,844
Deferred tax assets—current	2,810,683	2,435,351
Total current assets	21,671,218	21,091,759
Investment in equity investees	569,784	28,186
Property and equipment, net	1,080,988	643,315
Acquired intangible asset	153,597	350,631
Other assets	687,249	362,148
Total assets	24,162,836	22,476,039

Liabilities
Accounts payable	205,095	425,845
Income taxes payable	190,398	245,189
Due to related parties	13,115	14,725
Advance from customers	8,766,104	6,730,725
Deferred revenue	12,912,939	12,061,510
Accrued expenses and other current liabilities	775,807	1,281,439
Deferred tax liabilities—current	9,600	13,473
Total liabilities	22,873,058	20,772,906

For the years ended December 31, 2010, 2011 and 2012, the service fees payable by the VIEs to Shanghai Shengran were RMB264 million (US$38.9 million), RMB207 million (US$32.2 million) and RMB102 million (US$16.2 million). The Company earns service fees from the VIEs which are eliminated upon consolidation.  The service revenue fees outstanding and payable to the WOFE from the VIEs is RMB37 million (US$5.9 million) and RMB5 million (US$0.8 million) as of December 31, 2011 and 2012, respectively.

	For the year ended December 31,
	2010	2011	2012
Net revenues	$34,726,994	$41,204,989	$33,535,368
Net income	$30,929,755	$33,468,498	$20,773,883

	For the year ended December 31,
	2010	2011	2012
Net cash provided by (used in) operating activities	28,231,277	-14,987,061	-1,468,141
Net cash provided by (used in) investing activities	-1,402,900	-912,413	-318,549
Net cash provided by (used in) financing activities	—	—	78,979
Net increase (decrease) in cash and cash equivalent	26,828,377	-15,899,474	-1,707,711

6.                                      We note that in July 2012, your equity interest in Taiwan Taomee was diluted mainly due to the issuance of new ordinary shares from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees. We further note that in May 2012, a third party investor obtained a 7.5% equity interest in Ruigao through capital injection. As a result of this transaction, Shanghai Taomee’s effective equity interest in Ruigao was diluted to 15.61%.  Please tell us how you accounted for these equity dilutions, including how you considered the provisions of ASC 323-10-40-1, and whether you recognized any gains or losses.

The Company respectfully advises the Staff that Taiwan Taomee accounted for its issuance of new ordinary shares from capital surplus and appropriations of 2011 earnings to certain employees as share-based compensation within its operating expenses for the year 2012.  Therefore the dilutive impact on the Company’s equity interest in Taiwan Taomee, which is indirectly held through Elyn and Joy Children, the two equity investees of the Company, had been reflected through the Company’s share of profit in equity method investees in the Company’s consolidated statements of operations. The impact of this transaction to the Company was approximately $105,000, which the Company does not consider material.

The Company further advises the Staff that the dilution of the Company’s equity interest in Ruigao from 17.65% to 15.61%, was accounted for as if the Company sold 2.04% equity interest in Ruigao, resulting in a gain from investment of approximately $559,000 recognized in the year 2012, reported within share of profit in equity method investees in the consolidated statements of operations. Such accounting treatment is in compliance with the provision of ASC 323-10-40-1, which states:

An equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings.

Note 10. Taxation

7.                                      Please clarify how you calculated the aggregate dollar and per share effects of the tax holidays for 2012 as required by SAB Topic 11.C.  In this regard, it appears that the combined effects of your tax holidays and the one-time benefit relating to the approval of tax holidays for prior years, as reflected in your rate reconciliation, represented 42.7% of your net income before taxes for 2012.

The Company respectfully advises the Staff that the breakout of combined effects of 42.7% as reflected in the rate reconciliation and the associate dollar amount is as follows:

Item	US$ dollar	Effects of tax rate
A. Effect of tax holidays granted to PRC subsidiaries, current income tax impact	952,455	13.9%
B. Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	188,860	2.8%
C. Effect of adjustment of prior year tax benefit	1,786,027	26.0%
		42.7%

When calculating the aggregate dollar effect of the tax holidays as required by SAB Topic 11.C. for 2012, the Company used income before tax for the entities granted tax holidays as determined in accordance with ASC 740-10-25, multiplied by the difference between the reduced rate and statutory tax rate for the respective entities. The aggregate dollar effect was then divided by the consolidated taxable income to come up with the effect on the Company’s tax rate.

The Company further submits that the tax that would otherwise have been payable without tax holidays amounted to $571,567 for the year 2012.  This amount was determined based on the actual taxable income for PRC tax filing purposes, which is different from the income before tax used in the above calculation when calculating item A.  The difference between the two mainly resulted from timing differences attributable to when online business revenue is recognized upon receipt of cash and issuance of an invoice for tax purposes, but recognized only when the services are provided for U.S.GAAP reporting purposes.  Item B represents the effects of different tax rates applied based on the expected reversal years of deferred tax assets and liabilities, and item C, represents the one-time benefit related to the approval of tax holidays for prior years. As such, items B and C were excluded from the disclosure of the aggregate amount of tax holiday impacting 2012.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at +86 21 6128 0056, or the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP at +86 21 6101 6018 or karen.yan@lw.com.

Very truly yours,

By:	/s/ Paul Keung

Name: Paul Keung

Title: Chief Financial Officer

cc: Benson Haibing Wang, Chief Executive Officer

Karen M. Yan, Partner, Latham & Watkins LLP, Shanghai

Charlotte Y. Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP.